UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                            REPORT OF FOREIGN ISSUER

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                   May 31 2007


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                                NOVO NORDISK A/S
             (Exact name of Registrant as specified in its charter)


                                    NOVO ALLE
                               DK-2880, BAGSVAERD
                                     DENMARK
                    (Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                       Form 20-F [X]     Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

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DISPOSAL

NOVO NORDISK'S DIVESTMENT OF ITS OWNERSHIP OF DAKO'S BUSINESS ACTIVITIES HAS NOW BEEN COMPLETED

As communicated in Stock Exchange Announcement no 6 on 28 February 2007, the Board of Directors of Dako A/S decided to divest its only subsidiary Dako Denmark A/S to the private equity fund EQT V. Dako Denmark A/S was the sole owner of the global business activities for the Dako Group, one of the world's leading companies within cancer diagnostics. As previously communicated, Novo Nordisk owns 27% of Dako A/S.

The sales agreement was subject to a number of conditions. All conditions have now been fulfilled including the approval of the transaction by the relevant competition authorities and thus the divestment was completed today.

As a consequence of this transaction, and as previously communicated, Novo Nordisk expects to record a tax-exempt income of around DKK 1.5 billion in relation to Dako's sale of Dako Denmark A/S, of which around DKK 1.4 billion is now expected to be recorded in the second quarter of 2007. The remaining around DKK 100 million is subject to the outcome of certain warranty obligations and is expected to be recorded in the first half of 2008. The income from the transaction will be recorded under 'Share of profit in associated companies' in the 'net financials' part of the income statement.

Novo Nordisk is a healthcare company and a world leader in diabetes care. The company has the broadest diabetes product portfolio in the industry, including the most advanced products within the area of insulin delivery systems. In addition, Novo Nordisk has a leading position within areas such as haemostasis management, growth hormone therapy and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. With headquarters in Denmark, Novo Nordisk employs more than 23,600 employees in 79 countries, and markets its products in 179 countries. Novo Nordisk's B shares are listed on the stock exchanges in Copenhagen and London. Its ADRs are listed on the New York Stock Exchange under the symbol 'NVO'. For more information, visit novonordisk.com.

The Dako Group is a Denmark-based, world leading provider of systems for cancer diagnostics. Hospital and research laboratories worldwide use Dako products to make precise diagnoses and determine the most effective treatment of patients suffering from cancer. With more than 1,300 employees and a presence in more than 20 countries, Dako covers most of the global pathology markets. Remaining markets are covered by distributors in 50 countries. www.dako.com

CONTACTS FOR FURTHER INFORMATION:

Media:                                  Investors:

Outside North America:                  Outside North America:
Michael Laub                            Mads Veggerby Lausten
Tel: (+45) 4442 1960                    Tel: (+45) 44437919
E-mail: mclb@novonordisk.com            E-mail: mlau@novonordisk.com

                                        Hans Rommer
                                        Tel: (+45) 4442 4765
                                        E-mail: hrmm@novonordisk.com

In North America:                       In North America:
Lori Moore                              Christian Qvist Frandsen
Tel: (+1) 609 919 7991                  Tel: (+1) 609 919 7937
E-mail: lrmo@novonordisk.com            E-mail: cqfr@novonordisk.com

Stock Exchange Announcement No 14 / 2007

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: May 31 2007                             NOVO NORDISK A/S
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                                            Lars Rebien Sorensen,
                                     President and Chief Executive Officer